April 13, 2005

Via Facsimile and Overnight Courier

H. Roger Schwall

Division of Corporation Finance

United States Securities and Exchange

Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Gardenburger, Inc. Form 10-K, Filed February 18, 2005 File No. 000-20330

Dear Mr. Schwall:

Set forth below are the responses of Gardenburger, Inc. (the “Company”) to the U.S. Securities and Exchange Commission’s (the “Commission” or the “Staff”) numbered comments contained in your letter to the Company dated March 31, 2005 (the “Comment Letter”).  The responses set forth below are numbered to correspond with the numbered comments in the Comment Letter.  As a preliminary matter, we note that, prior to receiving the Comment Letter, the Company had already filed its Form 10-Q for the quarterly period ended December 31, 2004 and, therefore, all references to future filings shall refer to the Company’s Form 10-Q for the quarterly period ended March 31, 2005 and thereafter.

1.              Staff Comment:  We note that you identify five areas of accounting where critical accounting policies are used to record activity.  However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources and results of operations.  In future filings, please expand your disclosures to address the specific instances where uncertainties exist in your estimates.  Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.  We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information.

Refer to FRC Section 501.14 for further guidance on this subject.  Please submit a sample of your intended disclosures to be included in your future filings.

Company Response:  The following is a sample of our intended disclosures of critical accounting policies that we intend to include in our future filings:

Revenue Recognition and Trade Spending

In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), revenues are recognized upon passage of title to the customer, typically upon product pick-up, shipment or delivery to customers.

Our revenue arrangements with our customers often include sales incentives and other promotional costs such as coupons, volume-based discounts, slotting fees and off-invoice discounts. These costs are typically referred to collectively as “trade spending.”  Pursuant to EITF No. 00-14, EITF No. 00-25 and EITF No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” these costs are recorded when revenue is recognized and are generally classified as a reduction of revenue. We do not provide for sales returns since, historically, sales returns have not been significant.

We are required to make estimates regarding the level of coupon redemption, the amount of product to be purchased by certain customers over certain time periods and related volume-based and off-invoice discounts, and slotting fees based on product shipments in order to estimate our overall trade spending.  These estimates are reviewed and recorded on a monthly basis based on information provided by our regional sales managers as to the types of arrangements that have been made with our customers, historical results and current period activity, and are recorded in our financial statements as an offset to sales and trade receivables.  Trade spending totaled $       million in fiscal 2005, $12.1 million in fiscal 2004 and $11.8 million in fiscal 2003.  If our estimates are not reflective of actual results, we may be required to record adjustments that could materially affect our results of operations and financial condition for any given period.

Slotting Fees

Slotting fees are a type of trade spending and refer to oral arrangements pursuant to which the retail grocer allows our products to be placed on the store’s shelves in exchange for a slotting fee.  Typically, 12 months is the estimated minimum period during which a retailer agrees to allocate shelf space. However, given that there are no written contractual commitments requiring the retail grocers to allocate shelf space for twelve months, we expense the slotting fees as a reduction of sales in determining net sales in the period the related revenue is recognized for the first shipment of the related product.  The level of slotting fees varies based on the number of new product introductions, potential product reintroductions and in what sales channels products are introduced.  Slotting fees, which are included as a component of total trade spending, totaled $         million, $3.1 million and $2.2 million (pro forma), respectively, in fiscal 2005, 2004 and 2003.  Prior to fiscal 2004, we capitalized and amortized slotting fees over a 12-month period and, accordingly, the fiscal 2003 amount is pro forma assuming it was computed based on our current accounting policy.

Inventory Valuation Allowance

We regularly evaluate the realizability of our inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, historical spoilage rates and other factors.  Raw materials are reviewed periodically by our operating personnel for spoilage.  Finished goods are reviewed periodically by operating personnel to determine if inventory carrying costs exceed market selling prices.  If circumstances related to our inventories change, our estimates of the realizability of inventory could materially change. Write-offs of inventory totaled $       ,000, $213,000 and $140,000 in fiscal 2005, 2004 and 2003, respectively, and, as of September 30, 2005 and 2004, our inventory valuation allowance totaled $               and $140,000, respectively.  We have not experienced material losses related to our inventories in the past and believe that the current level of valuation allowance is adequate.

Accounts Receivable and Allowances for Uncollectible Accounts

Credit limits are established through a process of reviewing the financial history and stability of each customer.  We regularly evaluate the collectibility of our trade receivable balances by monitoring past due balances.  If it is determined that a customer will be unable to meet its financial obligation, we record a specific reserve for bad debts to reduce the related receivable to the amount we expect to recover.  If circumstances related to specific customers deteriorate, our estimates of the recoverability of receivables associated with those customers could materially change.  We recorded $           in bad debt write-offs in fiscal 2005, $3,000 in fiscal 2004 and $7,000 in fiscal 2003, and, as of September 30, 2005 and 2004, our allowance for bad debts totaled $           and $104,000, respectively.  Historically, bad debts have not had a material effect on our results of operations or financial condition, and we believe our allowance for doubtful accounts is adequate.

2.               Staff Comment:  We note the reference to the dual dated audit report of your predecessor auditor, KPMG LLP.  However, the report of your predecessor auditor is dated November 7, 2003 and does not include the second date referenced in the report of BDO Seidman LLP, dated December 29, 2003.  Please clarify this discrepancy.

Company Response:  In its audit report, BDO Seidman LLP referenced KPMG LLP’s prior audit report originally included in the Company’s Form 10-K for the fiscal year ended September 30, 2003.  KPMG LLP’s report in the Company’s Form 10-K for the fiscal year ended September 30, 2003, was dated as of November 7, 2003, except as to Note 16 to the financial statements, which was as of December 29, 2003 and discussed certain subsequent events related to amendments to debt agreements.  KPMG LLP’s report in the Company’s Form 10-K for the fiscal year ended September 30, 2004, did not include the exception as to Note 16 to the financial statements, because the discussion of the debt amendments was included in Notes 11 and 12 to the 2004 financial statements and, therefore, the exception was no longer relevant.  Therefore, in its audit report, BDO Seidman LLP referred to the originally issued audit report of KPMG LLP, which included the reference to Note 16 to the financial statements being as of December 29, 2003.

3.               Staff Comment:  Tell us what you mean by your disclosure that your new accounting methodology is to “expense the slotting fees at the time revenue is recognized.”  A similar disclosure is made on page 32.  In this regard, we note your auditor’s letter in Exhibit 18 that explains that “the Company now recognizes slotting fees as a reduction of net sales in the period the related revenue is recognized.”  If your policy is to treat these fees in the manner described by your auditor, please identify the classification in the disclosures of your future filings.

Company Response:  Our policy is to treat slotting fees in the manner described by our auditor’s letter in Exhibit 18, as a reduction of sales in determining net sales in the period the related revenue is recognized.  As a further clarification, the period of recognition is determined by when the related product is first shipped to the retail grocer to whom we have agreed to pay a slotting fee.  At that point, slotting fees are recorded as a reduction of sales in determining net sales.  We intend to add this clarification and identify the classification of these slotting fees in our future filings, beginning with our Form 10-Q for the quarterly period ended March 31, 2005.

4.               Staff Comment:  Explain to us how you have considered the guidance in EITF Issue 86-30 in light of your non-compliance with certain of your financial debt covenants.

Company Response:  We considered the guidance in EITF Issue 86-30 as of the filing date of the Annual Report on Form 10-K for the fiscal year ended September 30, 2004, in light of our non-compliance with certain of our financial debt covenants.  We believed that our debt was properly classified as noncurrent because the waiver of the lenders’ rights resulting from the violation of certain of our financial debt covenants should not be viewed as a grace period.  In EITF Issue 86-30, the Task Force reached a consensus that, unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.  In the Company’s case, we determined that it was not probable that the Company would not be able to comply with the covenants at measurement dates within the next 12 months.  We refer the Staff to page F-11 of the Company’s Form 10-K for the fiscal year ended September 30, 2004, where we stated, “We also negotiated waivers with CapitalSource Finance LLC and Annex Holdings I LP for all 2004 covenant defaults and set new financial covenants going forward which we expect to achieve.”  We expected to achieve the new financial covenants set with our debt holders, and thus our non-compliance was not probable.  Therefore, we believed that our debt was properly classified as noncurrent in connection with the guidance in EITF Issue 86-30.

5.               Staff Comment:  Please revise your disclosure in future filings to identify the “independent third party consultant” you have retained “to assist in the preparation of your compliance with Rule 404 of the Sarbanes-Oxley Act of 2002.”  In addition, indicate (i) when each significant deficiency or material weakness, as applicable, first began, (ii) the estimated cost of remediation, and (iii) the timeframe you anticipate will be necessary to implement the remediation steps.  To the extent the amount and timing of your remediation efforts are material, please expand your MD&A to address these items.

Company Response:  We intend to revise our disclosure in future filings, beginning with our Form 10-Q for the quarterly period ended March 31, 2005, to identify our independent third party consultant that we have retained to assist in the preparation of our compliance with Rule 404 of the Sarbanes-Oxley Act of 2002.  We have retained Singer Lewak Greenbaum & Goldstein LLP as such independent third party consultant.  In addition, we intend to indicate (i) the estimated cost of remediation, and (ii) the timeframe we anticipate will be necessary to implement the remediation steps.  We may not be able to determine when each significant deficiency or material weakness, as applicable, first began, because in some instances, when we detect the significant deficiency or material weakness, the initial instance of such deficiency or weakness is unclear.  However, to the extent that we are able to determine when each significant deficiency or material weakness, as applicable, first began, we intend to include such disclosure in future filings, beginning with our Form 10-Q for the quarterly period ended March 31, 2005.  To the extent the amount and timing of our remediation efforts are material, we intend to expand our MD&A to address these items.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.  We look forward to hearing from you at your earliest convenience.  Please direct any questions regarding this submission to the undersigned at (949) 255-2000.

Very truly yours,

/s/ Robert T. Trebing, Jr.
Robert T. Trebing, Jr.,
Senior Vice President and Chief Financial Officer